SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2

Sonic Corp.

(Name of Issuer)

Common Stock

(Title of Class and Securities)

835451105

(CUSIP Number of Class of Securities)

O. Mason Hawkins

Chairman of the Board and C.E.O.

and

Andrew R. McCarroll

Vice President & General Counsel

Southeastern Asset Management, Inc.

6410 Poplar Avenue, Suite 900

Memphis, TN 38119

(901) 761-2474

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 19, 2018

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☒

CUSIP No. 835451105	13D

(1)	NAMES OF REPORTING PERSONS Southeastern Asset Management, Inc. I.D. No. 62-0951781
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO: Funds of investment advisory clients
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER (Discretionary Accounts) 0 shares
	(8)	SHARED OR NO VOTING POWER 6,370,000 shares (Shared) 66,879 shares (None)
	(9)	SOLE DISPOSITIVE POWER (Discretionary Accounts) 66,879 shares
	(10)	SHARED DISPOSITIVE POWER 6,370,000 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,436,879 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.3%
(14)	TYPE OF REPORTING PERSON IA

CUSIP No. 835451105	13D

(1)	NAMES OF REPORTING PERSONS Longleaf Partners Small-Cap Fund I.D. No. 62-1376170
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO: Funds of investment company shareholders
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 6,370,000 shares
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 6,370,000 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,370,000 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.1%
(14)	TYPE OF REPORTING PERSON IV

CUSIP No. 835451105	13D

(1)	NAMES OF REPORTING PERSONS O. Mason Hawkins I.D. No. XXX-XX-XXXX
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO: None
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER (Discretionary Accounts) None
	(8)	SHARED VOTING POWER None
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER None

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
(14)	TYPE OF REPORTING PERSON IN

Item 5.	Interest In Securities Of The Issuer

(a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 6,436,879 shares of the common stock of the Issuer, constituting approximately 17.3% of the 37,154,893 shares outstanding.

	Common Shares Held		% of outstanding Common Shares
Voting Authority
Sole:	0		0.0%
Shared:	6,370,000	*	17.1%
None:	66,879		0.2%

Total	6,436,879		17.3%

*	Consists of shares owned by Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

Dispositive Authority
Sole:	66,879		0.2%
Shared:	6,370,000	*	17.1%

Total	6,436,879		17.3%

*	Consists of shares owned by Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

(b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by any Series of Longleaf Partners Funds Trust are reported in the “shared” category.

(c) There have been no purchase or sale transactions in the Securities during the past sixty days.

(d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Attached as Exhibit 1 is a Confidentiality Agreement between Southeastern and the Issuer entered into June 19, 2018.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2018

SOUTHEASTERN ASSET MANAGEMENT, INC.

By /s/ Andrew R. McCarroll
Andrew R. McCarroll
General Counsel

LONGLEAF PARTNERS SMALL-CAP FUND By: Southeastern Asset Management, Inc.

By /s/ Andrew R. McCarroll
Andrew R. McCarroll
General Counsel

O. MASON HAWKINS (Individually)

/s/ O. Mason Hawkins

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of June 19, 2018.

Southeastern Asset Management, Inc.

By /s/ Andrew R. McCarroll
Andrew R. McCarroll
Vice President and General Counsel

Longleaf Partners Small-Cap Fund By: Southeastern Asset Management, Inc.

By /s/ Andrew R. McCarroll
Andrew R. McCarroll
Vice President & General Counsel

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins